Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

412-288-1900 Phone
FederatedInvestors.com

Via EDGAR
November 14, 2011

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Decker:

We acknowledge the receipt of your letter dated November 7, 2011 regarding the SEC staff's review of Federated's Form 10-K for the year ended December 31, 2010 and Form 10-Q for the period ended September 30, 2011. In order to provide a thorough response, we respectfully request additional time to review and respond to the comments in your letter. Due to the upcoming holiday, it is our intention to provide a response to your letter no later than November 30, 2011.

* * *

If you have any questions, please contact Stacey Friday at 412-288-1244.

Sincerely,
/s/ Denis McAuley III
Denis McAuley III
Principal Accounting Officer